E.B.

19005598

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response.....	12.00

SEC Mail Processing
FEB 19 2019
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65574

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Perigee Securities, Lp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1990 Main Street PH#11
(No. and Street)

Sarasota Sarasota (City) FLFL (State) 34236 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George L. Strobel 941-955-0929
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warrent Averett CPAs And Advisors, Jeff Burleson, C.P.A.
(Name – *if individual, state last, first, middle name*)

2500 Action Road (Address) Birmingham (City) AL (State) 35243 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, George L Strobel, II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Perigee Securities, Lp, as of February 11, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public

Angela Myeress
Commission # GG 191020
Expires: February 28, 2022
Bonded thru Aaron Notary

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC Mail Processing

FEB 19 2019

Washington, DC

PERIGEE SECURITIES LP

FINANCIAL STATEMENTS, SUPPLEMENTAL INFORMATION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
December 31, 2018

Perigee Securities LP

Financial Statement Table of Contents

Supplemental Information:

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Management of
Perigee Securities LP

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Perigee Securities LP (a Delaware partnership) as of December 31, 2018, and the related statements of operations, changes in partner's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Perigee Securities LP as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Perigee Securities LP's management. Our responsibility is to express an opinion on Perigee Securities LP"s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Perigee Securities LP' in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I (Computation of Net Capital Under SEC Rule 15c3-1) and II (Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3) have been subjected to audit procedures performed in conjunction with the audit of Perigee Securities LP's financial statements. The supplemental information is the responsibility of Perigee Securities LP's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Warren Averett, LLC

We have served as Perigee Securities, LP's auditor since 2017.

Birmingham, Alabama
February 11, 2019

Perigee Securities LP

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS		
Cash	$	47,031
Prepaid Insurance		1,185
FINRA Funds on Deposit		2,787
TOTAL ASSETS	$	51,003
LIABILITIES		
Related Party Payable	$	-
PARTNERS' EQUITY		
Partners' Equity		51,003
TOTAL LIABILITIES & PARTNERS' EQUITY	$	51,003

See Accompanying Notes to the Financial Statements

Perigee Securities LP

STATEMENT OF OPERATIONS

For the Year ended December 31, 2018

Revenues		
	Referral Fees	$ 5,679
	Total Revenues	5,679
Expenses		
	Audit Expense	19,650
	Professional Fees	1,588
	Filing Fees	808
	Insurance	637
	Licenses and Permits	760
	Overhead Allocation	12,000
	Regulatory Fees	19,077
	Office Expenses	313
	Total Expenses	54,833
	NET LOSS	$ (49,154)

Perigee Securities LP

STATEMENT OF CHANGES IN PARTNERS' EQUITY

For the Year ended December 31, 2018

	General Partner	Limited Partner	Total
Partners Equity at December 31, 2017	$ -	$ 45,157	$ 45,157
Net Loss	-	(49,154)	(49,154)
Contributions by Partners	-	55,000	55,000
Partners Equity at December 31, 2018	$ -	$ 51,003	$ 51,003

Perigee Securities LP

STATEMENT OF CASH FLOW

For the Year ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(49,154)
Adjustments to reconcile Net Loss to net cash used in operations		
Prepaid Insurance		(717)
Deposit with FINRA		(1,923)
NET CASH USED IN OPERATIONS		(51,794)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions by partners		55,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		55,000
NET INCREASE IN CASH		3,206
CASH AT BEGINNING OF YEAR		43,825
CASH AT END OF YEAR	$	47,031

NOTES TO FINANCIAL STATEMENTS

December 31, 2018

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Organization

Perigee Securities LP (the Partnership) was formed as a limited partnership under the laws of the State of Delaware on June 28, 2002. The Partnership will continue until dissolved and liquidated in accordance with the Partnership Agreement.

There was one limited partner at December 31, 2018.

The Partnership does not hold funds or assets for customers. Accordingly, the Partnership is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(i) of such rule.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

2. Basis of Presentation

The Partnership has adopted the Financial Accounting Standards Board (FASB) Codification (Codification). The Codification is the single official source of authoritative accounting principles generally accepted in the United States of America (U.S. GAAP) recognized by the FASB to be applied by nongovernmental entities, and all of the Codification's content carries the same level of authority.

3. Use of Estimates

The preparation of financial statements in comformity with U.S. GAAP requires management to make estimates and assumptions that afect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

4. Revenue and Cost Recognition

The Partnership prepares its financial statements on the accrual basis of accounting. Revenues are recognized when earned, and expenses are recognized when the obligation is incurred.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

5. Income Taxes

Perigee Securities, LP, as a limited partnership, is taxed as a partnership in accordance with the Internal Revenue Code. In lieu of corporate income taxes, the partners of Perigee are taxed on Perigee's taxable income in accordance with the related operating agreement; thus the statement of operations includes no income tax expense or benefit for the Partnership.

The Partnership adheres to the provisions of ASC 740, Income Taxes, relating to the uncertainty in income taxes. This guidance requires entities to assess their uncertain tax positions for the likelihood that they would be overturned upon Internal Revenue Service (IRS) examinations or upon examination by state taxing authorities. In accordance with this guidance, the Partnership has determined that it does not have any positions at December 31, 2018, that it would be unable to substantiate. The Partnership has filed tax returns for all years through December 31, 2017. Years December 31, 2015, 2016 and 2017 remain subject to audit by taxing authorities

6. Cash

The Partnership maintains its cash accounts at commercial banks. Total cash balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per bank.
At December 31, 2018, amounts on deposit at commercial banks were fully insured by the FDIC.

7. Subsequent Events

The Parnership has eveluated subsequent events and their potential effects on these financial statements through the date of the issued financial statements. The partnership does not believe there are any material subsequent events that would require further recognition or disclosure to the December 31, 2018 financial statements.

NOTE B - RELATED PARTY TRANSACTIONS

The Partnership has a management services agreement with Perigee Consulting LLP. In accordance with its most recent amendment, management and back office support services are provided and charged as an overhead allocation service fee. Costs are allocated based on the percentage of time devoted to the Partnership. Perigee Consulting LLP is a related party due to common ownership.

The total cost allocated to the Partnership from Perigee Consulting LLP for the year ended December 31, 2018 was $12,000

NOTE C - ALLOCATION OF PROFITS AND LOSSES

Profits for each fiscal year will be allocated among the partners in proportion to their percentage interests. Losses for each fiscal year will be allocated among the partners in accordance with their percentage interest, until each of the partner's capital account has been reduced to zero, and thereafter, to the General Partner. If the allocation of losses to the General Partner results in a negative capital balance, future profits are allocated to the General Partner to restore the basis to zero, then to all partners in proportion to their percentage interests.

NOTE D - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

A statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the SEC is not presented since no such liabilities existed at December 31, 2018 or at any time during the year then ended.

NOTE E - NET CAPITAL REQUIREMENTS

The Partnership is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, Every broker or dealer must at all times have and maintain net capital no less then the greater of the highest minimum requirement applicable to its ratio requirement under paragraph (a)(1) of the section, or to any of its activities under paragraph (a)(2) of the section, and must otherwise not be "insolvent" as that term is dfefined in paragraph (d)(16) of the section.

At December 31, 2018, the Partnership had net capital of $32,031 which exceeded the capital requirement by $27,031. The Partnership's ratio of aggregate indebtedness to net capital was 0 to 1 at December 31, 2018.

NOTE F - MAJOR CUSTOMERS AND VENDORS

The Partnership had revenues from one customer during the year ended December 31, 2018. The Partnership incurred over 61% of its expenses from three vendors during the year ended December 31, 2018.

NOTE G - COMMITMENTS AND CONTINGENCIES

The Partnership, in its capacity as a broker-dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. Management believes no matters are pending that will have a material adverse effect of the financial position or results of operations of the Partnership.

Perigee Securities LP

COMPUTATION OF DETERMINATION UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2018

NET CAPITAL

Partners' Equity	$ 51,003
Deductions for non-allowable assets	
FINRA Funds on Deposit	2,787
Excess Fidelity bond deduction	15,000
Prepaid Insurance	1,185
TOTAL DEDUCTIONS FOR NON-ALLOWABLE ASSETS	18,972
NET CAPITAL	$ 32,031

AGGREGATE INDEBTEDNESS

Items included in the balance sheet	
Related Party Payable	$ -
TOTAL AGGREGATE INDEBTEDNESS	$ -
RATIO: Aggregate indebtedness to net capital	0.00%
Minimum net capital requirement	$ 5,000
EXCESS NET CAPITAL	$ 27,031

There are no material differences between this computation of net capital and the corresponding computation prepared by Perigee Securities LP and included in the Partnership's unaudited Part II FOCUS Report as of December 31, 2018, which was filed on January 7, 2019.

See accompanying report of independent registerd public accounting firm.

Perigee Securities LP

STATEMENT REGARDING COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITERS AND EXCHANGE COMMISSION

December 31, 2018

EXEMPTION UNDER SECTION (k)(2)(i)

The Partnership operates pursuant to the (k)(2)(i) exemption provisions of SEC rule 15c3-3

See accompanying report of independent registered public accounting firm.

Perigee Securities LP

EXEMPTION REPORT AS OF December 31, 2018

To the best of my knowledge and belief of Perigee Securities, LP and its management:

(i) Perigee Securities LP is prohibited from holding any client securities or client cash. Therefore pursuant to § 240.15c3-3(k)(2)(i) it is exempt from § 240.15c3-3; and
(ii) The exemption identified in (i) above has been met throughout 2018 without exception.

George L Strobel II
Principal
Perigee Securities LP
Date: 2 - 11 - 19

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Management of
Perigee Securities LP

We have reviewed management's statements, included in the accompanying Perigee Securities LP's Exemption Report, in which, (1) Perigee Securities LP identified the following provisions of 17 C.F.R. §15c3-3(k) under which Perigee Securities LP claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Perigee Securities LP stated that Perigee Securities LP met the identified exemption provisions throughout the year ended December 31, 2018 without exception. Perigee Securities LP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Perigee Securities LP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Warren Averett, LLC

Birmingham, Alabama
February 11, 2019